Exhibit 99.1

High Tide Closes Acquisition of NuLeaf Naturals

  This closing represents High Tide's largest acquisition to-date, 6th global e-commerce related acquisition in 2021, and 3rd in the CBD space, taking international revenue from approximately CAD$10.6 million at October 31, 2020 to approximately CAD$80 million annual run-rate as of today.
  NuLeaf has a strong financial profile which generated 71% gross margins and 25% Adjusted EBITDA1 margins in 2020.
  Highly accretive transaction for shareholders, as NuLeaf generated revenue of US$19.4 Million and US$5.26 Million in Adjusted EBITDA1 for the 12 months ended September 30, 2021.
  High Tide's internationally-diversified portfolio generates meaningful Adjusted EBITDA1, which provides the Company with an advantage when competing for bricks-and-mortar market share in Canada.
  Co-founders Bo Shirley and Jaden Barnes retain 20% ownership of NuLeaf, and have taken on consulting roles with High Tide to assist the Company's continued expansion in the United States and globally.
  High Tide intends to use NuLeaf's cGMP-certified facility to produce licensed THC-infused edible and drinkable products, as U.S. federal regulations permit.

CALGARY, AB, Nov. 29, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (NASDAQ: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, is pleased to announce, that further to its press release dated November 22, 2021, the Company has completed its acquisition (the "Acquisition") of an 80% interest in NuLeaf Naturals, LLC ("NuLeaf") for US$31,240,000 (the "Transaction"), and will have a three-year option to acquire the remaining 20% of NuLeaf at any time.

High Tide Inc. November 29, 2021 (CNW Group/High Tide Inc.)

Founded in 2014 with its headquarters in Denver, Colorado, NuLeaf is a market leader focused on the production and distribution of premium cannabinoid wellness products. It has received over 25,000 verified 5 star customer reviews through its e-commerce platform. NuLeaf can produce 60,000 plant-based softgels per hour and is one of only a few manufacturers in the United States that can produce a vegan softgel. With a heightened consumer interest in health focused and sustainable products, plant-based offerings are primed for growth. NuLeaf has a strong distribution reach in the natural products channel and recently secured an expansion with Sprouts Farmers Market from 33 retail locations to an additional 235 stores. It has quickly grown to become one of the most popular brands for premium cannabinoid wellness products across the U.S., with their product portfolio including Multicannabinoid™ tinctures, softgels, and topicals. Over the 12 months ended September 30, 2021, NuLeaf had over 5.1 million site visits2 and an average order value of US$120. Since its inception, NuLeaf has served approximately 330,000 unique customers through its e-commerce platform, and hundreds of thousands more through their other distribution channels. Upon closing, NuLeaf will have approximately US$500,000 of inventory and approximately US$500,000 of cash.

_______________________
[1] Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization) does not have a standardized meaning prescribed by IFRS.

This is High Tide's sixth acquisition in the global e-commerce space, and third in the CBD space, in 2021. These transactions have collectively contributed to increasing the Company's annual run-rate international revenue from approximately $10.6 million at the end of October 31, 2020, to just approximately $80 million annual run-rate at the end of November 30, 2021.

The Acquisition was completed pursuant to the terms of a definitive agreement (the "Acquisition Agreement"), a copy of which is available on the Company's SEDAR profile. High Tide acquired 80% of NuLeaf for 4,429,809 common shares of High Tide (each a "High Tide Share") valued at US$31,243,000 (the "Consideration"), on the basis of a deemed price of US$7.0529 per High Tide Share, being equal to the volume weighted average price per High Tide Share on the Nasdaq for the ten consecutive trading days preceding the closing of the Acquisition.

The High Tide Shares issued pursuant to the Consideration are subject to a hold period of four months and one day.

In addition to the foregoing, NuLeaf's owners have agreed to grant High Tide an option to acquire all the remaining interest in NuLeaf not held by High Tide, and become the sole owner of NuLeaf (the "Call Option"), at an enterprise value equal to the trailing twelve (12) months of Adjusted EBITDA1 at that time multiplied by 7.1. The Call Option will be exercisable at any time for a period of three (3) years following the Acquisition. In addition, High Tide has agreed to grant NuLeaf's owners an option to put to High Tide the remaining interest in NuLeaf not held by High Tide (the "Put Option"), at the same enterprise value of the Call Option. The Put Option will be exercisable by NuLeaf's owners for a period of eighteen (18) months following the eighteen (18) month anniversary of the Closing of the Acquisition. The consideration under the Call Option or Put Option, if exercised, will be satisfied in cash.

KPMG LLP conducted financial due diligence on behalf of High Tide for the Transaction. Garfinkle Biderman LLP and Sichenzia Ross Ference LLP acted for High Tide in connection with the Transaction. NuLeaf was advised by Squire Patton Boggs (US) LLP and Class VI Partners, LLC in connection with the Transaction.

___________________
[2] Data from Google Analytics.

In connection with the closing of the Transaction, High Tide granted 60,000 stock options (the "Options") to employees and consultants of NuLeaf, exercisable at CAD$8.02 per High Tide Share for a period of 3 years.

OPENING OF 105TH RETAIL CANNABIS STORE

High Tide also announced today that its Canna Cabana retail cannabis store located at 3928 Edmonton Trail NE in Calgary, Alberta, has begun selling recreational cannabis products for adult use. This opening represents High Tide's 105th branded retail location across Canada, and 59th in Alberta, selling recreational cannabis products and consumption accessories. The new Canna Cabana store is located within the community of Highland Park, providing convenient access for residents of numerous nearby communities in north-central Calgary, as well as for employees who work in adjacent employment centres which include several industrial sites. The location is also easily-accessible from Deerfoot Trail, which is Calgary's most heavily-used freeway.

ABOUT NULEAF NATURALS

NuLeaf Naturals is one of America's leading cannabinoid companies. Since 2014, NuLeaf has been committed to creating the world's highest quality cannabinoid products in their most pure and potent form. NuLeaf's products are produced at a cGMP-certified facility enabling them to manufacture groundbreaking cannabinoid formulations while exceeding the highest levels of regulatory compliance. The company is committed to creating safe, consistent, and effective products and has proudly received over 25,000 verified 5-star customer reviews through their e-commerce platform. NuLeaf also ranked sixteenth on the prestigious 2020 Inc 5000 list of the fastest-growing private companies in the United States, with a remarkable three-year growth rate of 11,495 percent.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 105 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and CBDcity.com, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking statements.

Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward- looking statements contained herein include, but are not limited to, statements regarding: the ability of High Tide to exercise their Call Option to purchase the remaining 20% of NuLeaf; the ability of NuLeaf to exercise their Put Option; the ability of NuLeaf to produce 60,000 plant-based softgels per hour; the growth of the plant-based cannabis products market; and the ability of NuLeaf to complete its planned expansion with Sprouts Farmers Market from 33 to an additional 235 stores.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that upon completion of the Transaction, High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; NuLeaf will have the stated working capital upon closing of the Transaction; either the Call or Put Option will be exercise; High Tide's annual run-rate will increase to $80,000,000 and current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities). Although considered reasonable by management of High Tide at the time of preparation, these assumptions may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; risks associated with potential legislative and/or regulatory changes by the relevant governmental and/or regulatory bodies; risk that the Company's annual run-rate will not increase to $80,000,000; the inability of High Tide to exercise its option to purchase the remaining 20% of NuLeaf; the inability of NuLeaf to produce 60,000 plant-based softgels per hour; a lack in growth in the plant-based cannabis products market; and the inability of NuLeaf to complete its planned expansion with Sprouts Farmers Market from 33 to an additional 235 stores.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and   applicable state securities laws, or an exemption from such registration is available.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-closes-acquisition-of-nuleaf-naturals-301432665.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2021/29/c1025.html

%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 29-NOV-21